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                                                                  March 20, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    VIA ELECTRONIC FILING
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

           RE: VANGUARD CONVERTIBLE SECURITIES FUND

Dear Mr. Sandoe:

  The following responds to your comments of March 9, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 33 that was filed on January 23, 2006.


COMMENT 1:     PROSPECTUS - SECURITY SELECTION
----------------------------------------------
Comment:       The Item 4 disclosure regarding security selection is more detailed regarding how the adviser selects holdings for the fund than the disclosure in the Risk/Return Summary. Consider adding more detail to the Item 2 disclosure.

Response:      Item 2(b) of Form N-1A requires a summary of the disclosure given in response to Item 4(b). Since our Item 2 strategy disclosure is intended to provide a summary, we are comfortable with leaving the detail in Item 4. We believe that approaching our disclosure this way is compliant with the requirements of Form N-1A, and best serves our investors.


COMMENT 2:     PROSPECTUS - FREQUENT TRADING OR MARKET TIMING
-------------------------------------------------------------
Comment:       The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 10 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:      We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent

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March 20, 2006
Christian Sandoe
Page 2 of 3

               trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

               We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.


COMMENT 3:     PROSPECTUS - INVESTMENT ADVISOR
----------------------------------------------
Comment:       The detail regarding the Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:      We will amend our prospectus disclosure to delete the reference to there being more detailed information about the transition rules in the SAI. However, we currently have the appropriate level of disclosure in the SAI.

               Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

               An Aggregate Fee Disclosure regime is in the best interests of Fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)


(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
(June 25, 2003) (order).
(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).


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March 20, 2006
Christian Sandoe
Page 2 of 3



COMMENT 4:     PROSPECTUS - BACK COVER
--------------------------------------
Comment:       Clarify that the shareholder reports and the SAI are available at no charge at Vanguard's website.

Response:      We will add the requested clarification.


COMMENT 5:     SAI - PORTFOLIO MANAGER COMPENSATION
---------------------------------------------------
Comment:       Please elaborate on the description of the Fund's PM
               compensation.

Response:      We have enhanced the description of the Fund's PM compensation in response to this comment.


COMMENT 6 - TANDY REQUIREMENTS
------------------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:      As required by the SEC, we will provide the foregoing
               acknowledgements.

                                        * * * * *

               As required by the SEC, the Fund acknowledges that:
o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


  Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel